January 9, 2007

Dear Elk Employees:

As I promised in earlier letters to you, I want to keep you up to date on developments relating to our Company. You will recall that, shortly after we announced an agreement to be acquired and taken private by The Carlyle Group for $38 per share, BMCA (formerly known as GAF) made a public unsolicited tender offer to acquire ElkCorp for $40 per share. This was a significant increase from their earlier $35 per share offer and our Board, consistent with its responsibilities, committed to review the new offer and make a prompt recommendation to shareholders. Yesterday, after a thorough review with the help of financial and legal advisors, our Board recommended that shareholders reject the BMCA offer pending further negotiation and clarification of the offer.

Of course, all of us would like more clarity on what the future holds. Unfortunately, we simply don’t know at this stage how things will play out. What is very clear, however, is that there is significant interest in our Company, thanks in large part to all of your hard work over the past years.

While I know it’s hard, I ask that you do your best not to be distracted by these recent events and that you continue to do your jobs in the best way that you know how. The best way to control our destinies is to always do our best for our customers and our shareholders.

As I’ve said before, given the sensitivity of these issues, I may not be able to update you as frequently as I would like, but as soon as I’m able, I will provide you with additional detail.

In the meantime, thank you for your continued patience as we work through these matters and for your hard work and dedication as always.

Sincerely,

Tom Karol
Chairman and CEO

ElkCorp - 14911 Quorum Drive - Suite 600 – Dallas – Texas - 75254-1491 - (972) 851-0500 - www.elkcorp.com

Additional Information and Where to Find It. In connection with the BMCA tender offer, ElkCorp has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC. You are strongly advised to read the Solicitation/Recommendation Statement because it contains important information about the BMCA tender offer. In addition, you are strongly advised to read the proxy statement when it becomes available because it will contain important information about the proposed Carlyle merger. Free copies of materials filed by ElkCorp are available at the SEC’s web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its stockholders in connection with the proposed Carlyle merger. Information concerning the interests of ElkCorp’s participants in the solicitation, which may, in some cases, be different than those of ElkCorp stockholders generally, is set forth in ElkCorp’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in the proxy statement relating to the Carlyle merger when it becomes available.

ElkCorp - 14911 Quorum Drive - Suite 600 – Dallas – Texas - 75254-1491 - (972) 851-0500 - www.elkcorp.com